Exhibit (a)(11)

August 7, 2009
Frequently Asked Questions
Regarding the Tender Offer Process
1.	How does the merger work and when is it expected to be completed?
The merger process is a two-step process:
Step 1: Tender Offer
BMS commenced a tender offer (the “Offer”) on July 28, 2009 to purchase all of the issued and outstanding shares of common stock of Medarex that are not already owned by BMS and its subsidiaries at a price of $16.00 per share. As described in BMS’s Offer to Purchase (the “Offer to Purchase”), dated July 28, 2009, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, August 24, 2009. Under certain circumstances specified in the Merger Agreement, BMS may, or will be required to, extend the Offer. If the Offer is successful, Medarex shareholders who tender their shares will then receive $16.00 per share in cash (without interest and less any required withholding taxes), as soon as practicable after the Offer is completed.
In order for the Offer to be successful:
•	Medarex shareholders must tender the number of shares that, when added to the number of shares already owned by BMS, constitutes at least a majority of Medarex’s outstanding shares of common stock;

•	The other conditions specified in BMS’s Offer to Purchase must be met (e.g. the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act must have occurred).
Step 2: Merger Closing
If the Offer is successful, Medarex will merge with a wholly-owned subsidiary of BMS. Shareholders who did not tender their shares in the Offer will receive $16.00 per share in cash (without interest and less any required withholding taxes) following the closing of the merger. The closing of the merger may occur as early as the day after the expiration of the Offer, but could take up to a month or longer. Based on the timing of these events, shareholders who do not tender their shares in the Offer will receive payment for those shares later than shareholders who tender their shares in the Offer.
2.	If I own stock options with a strike price per share of less than $16.00, what do I need to do to receive a payment in the transaction?
All stock options will be cancelled at the time of the merger. If you currently hold a stock option (whether vested or unvested) with a strike price per share of less than $16.00, you will be entitled to receive a cash payment in an amount that is equal to the difference between $16.00 and the strike price of each option you hold, less any required withholding taxes.
This payment will be made as soon as practicable following the closing of the merger as a lump sum payment directly to you. No action by you is required with respect to such stock options.
3.	If I own stock options with a strike price per share of more than $16.00, am I entitled to any payment?
At the time of the merger, all outstanding stock options with a strike price per share of $16.00 or more will be cancelled and holders of such stock options will not be entitled to any payment.

4.	If I own Restricted Stock Units (“RSUs”), what do I need to do to receive a payment in the transaction?
If you hold RSUs (including career deferred stock units), you will be entitled to receive $16.00 with respect to each unit you hold, less any required withholding taxes.
This payment will be made as soon as practicable following the closing of the merger as a lump sum payment directly to you. No action by you is required at this time with respect to such RSUs.
5.	Is the Employee Stock Purchase Plan still in effect? Will it be in effect after the closing of the merger?
The Employee Stock Purchase Plan (the “ESPP”) will remain in effect for the period between the signing of the Merger Agreement and the closing of the merger. As of July 22, 2009: (1) no new employees were allowed to become participants in the ESPP; (2) no employees were allowed to increase the rate of payroll deductions or make purchase elections; and (3) there will be no new purchase periods.
After the closing of the merger, the ESPP will be terminated.
6.	If I am a participant in the ESPP, what do I need to do to receive a payment in the transaction in exchange for shares purchased before the current purchase period that started July 1, 2009?
If you are a participant in the ESPP, you have the right to decide whether you would like to tender the shares allocated to your ESPP account with Computershare Limited (the trustee of the ESPP). If you are a participant in the ESPP, you should have received in the mail a package of materials containing, among other things, BMS’s Offer to Purchase, a Schedule 14D-9 recommendation statement summarizing the Company’s recommendation that shareholders tender their shares, a letter from Computershare Limited and a form of instruction letter to Computershare describing what you must do in order to tender your ESPP shares. If you are a participant in the ESPP and have not received these materials, please contact Georgeson Inc., the information agent for the Offer, at (800) 491-3096. If you have transferred your ESPP shares to a broker, please see Question 9 below.
If you elect to tender your ESPP shares, then you must instruct Computershare to do so on your behalf by completing the form of instruction letter you received in the package and returning it to Mellon Investor Services LLC, the depositary for the Offer, by Thursday, August 20, 2009, in accordance with the instructions on such form. If you elect to tender your ESPP shares, then upon the completion of the Offer, BMS will make a payment to your ESPP account in an amount equal to $16.00 in cash multiplied by the number of shares allocated to your account and tendered in the Offer. The funds in such account will then be eligible for distribution to you. Computershare will not charge you a commission for tendering your ESPP shares.
If you do nothing or elect not to have Computershare tender your ESPP shares, then such shares will continue to be held in the ESPP account until the merger closes. However, if the merger closes, after the closing of the merger, you will receive the same amount of cash per share that you would have received had you tendered your shares in the Offer (without interest). Computershare will issue IRS Form 1099s to all individuals who receive such payments no later than January 31, 2010.
7.	What happens to the money that I contribute to the ESPP during the current purchase period that started July 1, 2009?
Funds contributed to the ESPP between July 1, 2009 and the closing of the merger will be used to purchase Medarex shares at the plan price ($7.395 per share) immediately prior to the closing of the merger. The shares purchased will then be converted into $16.00 per share in cash. Any remaining unused contributions will be distributed to you soon after the closing. No action by you is required with respect to such shares.
For tax purposes, the payment of cash for the shares purchased under the ESPP at the time of the merger will be considered a “disqualifying disposition” of those shares. Please see the ESPP prospectus and consult with a personal tax advisor if you have questions relating to the tax consequences of this transaction.

8.	If I am the record owner of shares of Medarex common stock, what do I need to do to receive a payment in the transaction?
If you are the record owner of shares of Medarex common stock (that is, you hold your shares directly and not through a broker, dealer, commercial bank, trust company or other nominee), you should have received in the mail a package of materials containing, among other things, BMS’s Offer to Purchase, a Schedule 14D-9 recommendation statement summarizing the Company’s recommendation that shareholders tender their shares, a Letter of Transmittal and a Notice of Guaranteed Delivery. If you have not received tender materials and hold shares of record, you should contact Georgeson Inc., the information agent for the Offer, at (800) 491-3096.
If you elect to tender your shares, you must deliver by the expiration of the Offer (which is currently scheduled for 12:00 midnight, New York City time, on Monday, August 24, 2009) the (i) certificates representing your shares or (ii) confirmation that such shares have been transferred through a book-entry into the account of Mellon Investor Services LLC, the depositary for the Offer, at The Depository Trust Company. You must also deliver a completed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal to the depositary for the Offer, prior to the expiration of the Offer. If you desire to tender your shares, but you cannot deliver the share certificates or complete the procedure for delivery by book-entry transfer on a timely basis, then you can tender your shares through the completion of the Notice of Guaranteed Delivery. The Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery each contain detailed instructions on how to tender your shares.
If you are the record owner of shares of Medarex common stock, you tender your shares in the Offer and the Offer is successful, then you will receive $16.00 per share in cash (without interest and less any required withholding taxes) as soon as practicable after the Offer is completed.
9.	If a broker, dealer, commercial bank, trust company or other nominee holds shares of Medarex common stock on my behalf, what do I need to do to receive a payment in the transaction?
If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should have received in the mail a package of materials containing, among other things, BMS’s Offer to Purchase, a Schedule 14D-9 recommendation statement summarizing the Company’s recommendation that shareholders tender their shares, a letter from your broker, dealer, commercial bank, trust company or other nominee, and a form of instruction letter to your broker, dealer, commercial bank, trust company or other nominee describing what you must do in order to tender your shares. If you hold shares through a broker, dealer, commercial bank, trust company or other nominee and have not received tender materials, you should contact such broker or nominee directly.
If you elect to have your broker, dealer, commercial bank, trust company or other nominee tender your shares, then you must so instruct them by completing the form of instruction letter you received in the mail and returning it to your broker, dealer, commercial bank, trust company or other nominee in ample time to permit them to submit the tender on your behalf before the expiration of the Offer (which is currently scheduled for 12:00 midnight, New York City time, on Monday, August 24, 2009).
If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you elect to have such broker, dealer, commercial bank, trust company or other nominee tender your shares in the Offer and the Offer is successful, then you will receive $16.00 per share in cash (without interest and less any required withholding taxes) as soon as practicable after the Offer is completed.
10.	What happens if I do not elect to tender my shares? (Please note that no action is required by option holders or RSU holders with respect to options or RSUs (including career deferred stock units))
If you do not elect to tender your shares of common stock, following the closing of the merger, you will be paid $16.00 per share in cash (without interest and less any required withholding taxes) for each share of your common stock. At that time, Medarex will become a wholly owned subsidiary of BMS and will no longer trade on the NASDAQ or any other stock exchange or quotation system. Your shares of Medarex common stock will not be converted to BMS shares.

Important Information about the Tender Offer
This report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO that was filed by Puma Acquisition Corporation, a wholly owned subsidiary of Bristol-Myers Squibb Company, with the SEC on July 28, 2009, with amendments filed from time to time thereafter. Investors and Medarex shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Medarex with the SEC on July 28, 2009, with amendments filed from time to time thereafter, because they will contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement are also available free of charge to all shareholders of Medarex, Inc. at www.medarex.com or by contacting Medarex, Inc. at 707 State Road, Princeton, New Jersey 08540, 609-430-2880.
Statement on Cautionary Factors
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Medarex shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of August 7, 2009. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise. Copies of Medarex’s public disclosure filings are available from its investor relations department.